UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

First Choice Healthcare Solutions, Inc.
(Name of Issuer)

Common Stock par value $0.001 per share
(Title of Class of Securities)

31949B104
(CUSIP Number)

Steward Physician Contracting, Inc.

111 Huntington Ave, Suite 1800

Boston, MA 02199

Attention: General Counsel

With a copy to (which shall not constitute notice)

McDermott Will & Emery LLP

28 State Street

Boston, MA 02109

Attention: Christopher M. Jedrey, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

SCHEDULE 13D

CUSIP No.	31949B104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steward Physician Contracting, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
5,000,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.5%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, $0.001 par value per share, (the "Common Stock"), of First Choice Healthcare Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 709 South Harbor City Boulevard, Suite 530, Melbourne, Florida 32901.

Item 2.	IDENTITY AND BACKGROUND

(a-b) This statement is filed by Steward Physician Contracting, Inc. a taxable non-profit Massachusetts corporation ("SPC" or the "Reporting Person"). The principal business address of SPC is at 111 Huntington Avenue, Suite 1800, Boston, MA 02199.

(c) The principal business of SPC is to arrange for the provision of health care services.

(d) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor, to the best of its knowledge, any of the entities or individuals named in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, citizenship, present principal occupation or employment and business address of each director and executive officer of SPC, Steward Medical Group, Inc., the direct parent of SPC (“SMG”) and Steward Health Care System LLC, the indirect parent of SPC and direct parent of SMG (“SHCS”) are set forth in Schedule A attached hereto.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the securities reported herein were derived from available working capital of SHCS.

Item 4.	PURPOSE OF THE TRANSACTION

On March 1, 2018, pursuant to the terms of a Stock Purchase Agreement, dated as of February 6, 2018 (the “Agreement”) between the Issuer and SHCS, the Issuer sold and issued, as permitted by the Agreement, to SPC 5,000,000 shares of Common Stock (including any shares of Common Stock issued after tht closing pursuant to any stock split, stock dividend or other capital adjustment, the “Shares”) for a purchase price equal to $7,500,000 (the “Purchase Price”). Pursuant to the terms of the Agreement, SPC may exercise the rights of SHCS set forth in the Agreement, as described below.

The purpose of purchasing the Shares was to enter into a strategic partnership with the Issuer to facilitate the expansion of the Issuer’s orthopaedic and spine care delivery system to the SHCS hospital network.

SPC has the right to designate two individuals, of which one must be “Independent” under applicable rules, to serve as members of the five-member Board of Directors of the Issuer, until such time as the holder of the Shares owns the lesser of (x) 10% of the outstanding Common Stock or (y) 90% of the Shares (as adjusted pursuant to any stock splits, stock dividends or similar capital transactions)

SPC is entitled to require the Issuer, on three occasions at any time after September 1, 2018, to register the resale of the Shares.  In addition, SPC has “piggyback” registration rights with respect to the Shares.

SPC may not transfer the Shares prior to September 1, 2018.

Should the Issuer fail to satisfy the current information reporting requirements under Rule 144(c)(1) under the Securities Act of 1933 during any time after September 1, 2018 when such public information is required to permit sales under Rule 144, the Agreement provides that the Issuer will be required to pay SPC damages in an amount equal to 2.0% of the Purchase Price, on the date of the information failure and monthly thereafter until the failure is cured or such time as such public information is no longer required for the holder of the Shares to transfer them under Rule 144.

On or after April 1, 2022, unless the market capitalization (as defined in the Agreement) of the Issuer is equal to or greater than $100,000,000, SPC will have the option to sell 50% of the Shares to the Issuer, once during each of the following two calendar years thereafter without accumulation for an amount equal to the Purchase Price pro-rated for the number of Shares being purchased.

The foregoing summary of certain terms of the  Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are referenced as Exhibits 1 to this Schedule 13D.

Except as set forth herein, SPC has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  SPC intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the Common Stock, other investment opportunities available to SPC, conditions in the securities market and general economic and industry conditions, SPC may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or selling some or all of the Shares and, alone or with others, pursuing discussions with the management, the board of directors, other shareholders of the Issuer and third parties with regard to its investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Shares represent approximately 15.5% of the Common Stock outstanding. The percentage of Common Stock beneficially owned by the SPC is calculated based upon 27,163,818 shares of Common Stock represented by the Issuer to be outstanding on February 6, 2018, as adjusted to give effect to the issuance of the Shares March 1, 2018.

(b) In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1988), steps have been taken to ensure that SPC has sole voting and dispositive power over the Shares and is therefore the sole beneficial owner of the Shares.

(c) Other than the transaction described in Items 3 and 4 above, neither SPC nor any of the other entities or persons listed in Schedule A has effected any transactions in the Common Stock in the 60 days preceding the filing of this Schedule 13D.

(d) No person other than SPC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the SPC.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Agreement described in Exhibit 1 hereto, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Stock Purchase Agreement, dated as of February 6, 2018, between the Issuer and Steward Health Care System LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 8, 2018, and incorporated by reference herein). https://www.sec.gov/Archives/edgar/data/1416876/000157570518000020/ex10_1.htm

2	Power of Attorney filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 12, 2018
Dated

STEWARD PHYSICIAN CONTRACTING, INC.

/s/ Joseph C. Maher, Jr., Esq,
Signature

Joseph C. Maher, Jr., Esq,/Secretary
Name/Title

SCHEDULE A

Officers and Directors of Reporting Person and its Parents

1. Steward Physician Contracting, Inc., a taxable non-profit Massachusetts corporation

Note: Except as otherwise indicated below, the address of each individual is c/o Steward Health Care System LLC, 111 Huntington Avenue, Suite 1800, Boston, MA 02199-7633 and each individual is a United States citizen.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address
John Doyle	Treasurer and Chief Financial Officer, Steward Health Care System LLC	See Note.
Sanjay Shetty, M.D.	President Steward Medical Group, Inc.	See Note.
Joseph C. Maher, Jr., Esq.	Secretary and General Counsel; Steward Health Care System LLC	See Note.
Mark Girard, M.D.	President, Steward Health Care Network, Inc.	See Note.
Robert Guyon	Executive Vice President, Corporate Operations; Steward Health Care System LLC	See Note.

2. Steward Medical Group, Inc., a taxable non-profit Massachusetts corporation

Note: Except as otherwise indicated below, the address of each individual is c/o Steward Health Care System LLC, 111 Huntington Avenue, Suite 1800, Boston, MA 02199-7633 and each individual is a United States citizen.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address
John Doyle	Treasurer and Chief Financial Officer, Steward Health Care System LLC	See Note.
Daniel Meyers	Chief Executive Officer, Cognition Financial Corp.	200 Clarendon Street, Suite 300, Boston MA 02116
Sanjay Shetty, M.D., MBS	President, Steward Medical Group, Inc.	See Note.
Mark Girard, M.D.	President, Steward Health Care Network, Inc.	See Note.
Mark Pearlmutter, M.D.	Physician, Steward Medical Group, Inc.	Steward St. Elizabeth’s Medical Center of Boston, Inc., 736 Cambridge Street, Brighton, MA 02135
Stephen Chastain, M.D.	Physician, Steward Medical Group, Inc.	60 East Street, Suite 2200, Methuen, MA 01844
Thomas P. Eddy	Managing Director, Jarvinian LLC	One International Place, Suite 1400, Boston, MA 02110
Michael Callum, M.D.	Executive Vice President, Physician Services; Steward Health Care System LLC	See Note.
Frank Pompselli, M.D.	Physician, Steward Medical Group, Inc.	Steward St. Elizabeth’s Medical Center of Boston, Inc., Division of Vascular and Endovascular Surgery 736 Cambridge Street, CCP8, Brighton, MA 02135
Peter Catalano, M.D.	Physician, Steward Medical Group, Inc.	Steward St. Elizabeth’s Medical Center of Boston, Inc. 736 Cambridge Street, SMC-8, Brighton, MA 02135
John Polanowicz	Chief Operating Officer, Steward Health Care System LLC	See Note.
Howard Slemons, M.D.	Physician, Steward Medical Group, Inc.	Steward Medical Group, Inc. 740 East State Street Sharon, PA 16146
Patrick Domkowski, M.D.	Physician, Steward Medical Group, Inc.	Riverside Surgical and Weight Loss Center Steward Medical Group, Inc. 13695 VS Highway 1 Sebastian, FL 32958 772 581 8003

3. Steward Health Care System LLC, a Delaware limited liability company

Note: Except as otherwise indicated below, the address of each individual is Steward Health Care System LLC, 111 Huntington Avenue, Suite 1800, Boston, MA 02199-7633 and each individual is a United States citizen.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address
James Lenehan	Senior Advisor, Cerberus Operations and Advisory Company, LLC	875 Third Avenue, 12th Floor, New York, NY 10022
Ralph de la Torre, M.D.	Chairman and Chief Executive Officer; Steward Health Care System LLC	See Note.
James Karam	President, First Bristol Corporation	10 N Main St # 4A, Fall River, MA 02720
Ruben King-Shaw, Jr.	Chairman and CEO, Mansa Equity Partners, Inc.	135 Nathan Ln, Carlisle, MA 01741
W. Brett Ingersoll	Head of Global Private Equity and Senior Managing Director of Cerberus Capital Management	875 Third Avenue, 12th Floor, New York, NY 10022
Lisa Gray, Esq.	Vice Chairman and Senior Legal Officer of Cerberus Operations and Advisory Company, LLC	875 Third Avenue, 12th Floor, New York, NY 10022
Chan Galbato	Chief Executive Officer of Cerberus Operations and Advisory Company, LLC	875 Third Avenue, 12th Floor, New York, NY 10022
Michael Palmer	Managing Director of Cerberus Capital Management	875 Third Avenue, 12th Floor, New York, NY 10022
Justine Carr, M.D.	Retired/Director	See Note.
John A. Boehner	Former Speaker of the US House of Representatives/ Current Senior Strategic Advisor for Squire Patton Boggs LLP	2550 M Street Northwest, Washington, District of Columbia 20037
John Doyle	Treasurer and Chief Financial Officer; Steward Health Care System LLC	See Note.
Joseph Maher, Jr., Esq.	General Counsel & Secretary; Steward Health Care System LLC	See Note.